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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-218959
September 19, 2017

        BEST Inc.

        BEST Inc., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting (1) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States, telephone: +1-800-831-9146; (2) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629, telephone: +1-800-221-1037, email: newyork.prospectus@credit-suisse.com; (3) Goldman, Sachs & Co., 200 West Street, New York, New York 10282-2198, Attention: Prospectus Department, telephone: +1 (212) 902 1171; (4) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: +1-866-803-9204; or (5) Deutsche Bank Securities, Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, telephone: +1-800-503-4611, email: prospectus.cpdg@db.com. You may also access our company's most recent prospectus dated September 19, 2017, which is included in Amendment No. 6 to our company's registration statement on Form F-1, as filed with the SEC on September 19, 2017, or Amendment No. 6, by visiting EDGAR on the SEC website at:
https://www.sec.gov/Archives/edgar/data/1709505/000104746917005945/a2233318zf-1a.htm

        The following information supplements and updates the information contained in our company's preliminary prospectus included in Amendment No. 6, or the preliminary prospectus. This free writing prospectus reflects the following amendments that were made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus

 Updated Sections

Appendix I replaces the front cover in its entirety, and corresponding changes were made on pages 10 and 43.

Appendix II replaces the sub-section "Prospectus Summary—The Offering" in its entirety, and corresponding changes were made to the front cover as well as pages 13, 59, 67, 69, 70, 71, 201, 230, 240 and 241.

Appendix III replaces the section "Use of Proceeds" in its entirety, and corresponding changes were made to page 115.

Appendix IV replaces the section "Capitalization" in its entirety.

Appendix V replaces the section "Dilution" in its entirety.

Appendix VI replaces the section "Principal and Selling Shareholders" in its entirety.

The following has been added to the end of the second paragraph at the top of page 10.

        Alibaba Investment Limited, one of our principal shareholders which beneficially owned 23.4% of our total ordinary shares outstanding on an as-converted basis prior to this offering, has indicated an interest in purchasing up to US$150.0 million of our ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Alibaba Investment Limited. Accordingly, the figures in the table below do not reflect the possible purchase of ADSs in this offering by Alibaba Investment Limited. The number of ADSs available for sale to the general public will be reduced to the extent that Alibaba Investment Limited or its affiliates purchase our ADSs.

The following has been added after the third sentence in the fifth paragraph at the bottom of page 43.

        In addition, Alibaba has indicated an interest in purchasing up to US$150.0 million of our ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. If Alibaba were to be allocated such amount in full, assuming an initial public offering price of US$10.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, Alibaba's voting power would be approximately 0.5% greater upon completion of this offering.

The following paragraph replaces the first paragraph on page 230 in its entirety.

        Upon the completion of this offering, we will have 45,000,000 ADSs outstanding representing approximately 12.2% of our ordinary shares (or 51,750,000 ADS outstanding representing approximately 13.8% of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of 19,072,006 ordinary shares will be outstanding upon the completion of this offering.

The following bullet point replaces the bullet point at the bottom of page 230 in its entirety.

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 3,690,344 ordinary shares immediately after this offering; and

The following paragraph has been added after the second paragraph on page 240.

        Alibaba Investment Limited, one of our principal shareholders which beneficially owned 23.4% of our total ordinary shares outstanding on an as-converted basis prior to this offering, has indicated an interest in purchasing up to US$150.0 million of our ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Alibaba Investment Limited. The number of ADSs available for sale to the general public will be reduced to the extent that Alibaba Investment Limited or its affiliates purchase our ADSs.

The following paragraph replaces the second full paragraph on page 241 in its entirety.

        We and certain selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 6,750,000 additional ADSs from such selling shareholders at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above.

The following paragraph replaces the sixth full paragraph on page 241 in its entirety.

        We, our directors and executive officers, the selling shareholders, and certain other securityholders have agreed to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions. Immediately after the completion of this offering, a total of 324,034,399 ordinary shares (representing approximately 87.8% of our ordinary shares then issued and outstanding) will be subject to the lock-up agreements or other restrictions on transfer, assuming the underwriters do not exercise their option to purchase additional ADSs. See "Shares Eligible for Future Sale."

The following replaces the table in the section "Expenses Related to this Offering" in its entirety.

US$
SEC registration fee	$65,976
New York Stock Exchange listing fee	$295,000
Financial Industry Regulatory Authority filing fee	$150,500
Printing and engraving expenses	$500,000
Legal fees and expenses	$2,000,000
Accounting fees and expenses	$1,025,180
Miscellaneous	$1,314,213

Total	$5,350,869

 APPENDIX I

Front Cover

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 19, 2017.

45,000,000 American Depositary Shares

BEST Inc.

Representing 45,000,000 Class A Ordinary Shares

          This is the initial public offering of BEST Inc., or BEST.

          We are offering 45,000,000 American depositary shares, or ADSs. Each ADS represents one Class A ordinary share, par value US$0.01 per share.

          Prior to this offering, there has been no public market for our ADSs or ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$10.00 and US$11.00. We have applied for listing of the ADSs on the New York Stock Exchange under the symbol "BSTI."

          Investing in our ADSs involves risks. See "Risk Factors" beginning on page 21.

          Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	US$	US$

Underwriting discounts and commissions	US$	US$

Proceeds, before expenses, to us	US$	US$

          We and the selling shareholders named in this prospectus have granted the underwriters the right to purchase up to an additional 6,750,000 ADSs to cover over-allotments. We will not receive any proceeds from the ADSs sold by the selling shareholders.

          Alibaba Investment Limited, one of our principal shareholders which beneficially owned 23.4% of our total ordinary shares outstanding on an as-converted basis prior to this offering, has indicated an interest in purchasing up to US$150.0 million of our ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Alibaba Investment Limited. The number of ADSs available for sale to the general public will be reduced to the extent that Alibaba Investment Limited or its affiliates purchase our ADSs.

          Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holder thereof; and each Class C ordinary share is entitled to 30 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible into Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances. Mr. Shao-Ning Johnny Chou, our founder, chairman and chief executive officer, will beneficially own all of our issued Class C ordinary shares. These Class C ordinary shares will constitute approximately 13.0% of our total issued and outstanding share capital immediately after the completion of this offering and 46.7% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Alibaba Investment Limited and Cainiao Smart Logistics Investment Limited will beneficially own all of our issued Class B ordinary shares, which will constitute approximately 25.5% of our total issued and outstanding share capital immediately after the completion of this offering and 45.9% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

          The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                    , 2017.

Citigroup	Credit Suisse	Goldman Sachs	J.P. Morgan	Deutsche Bank

CITIC CLSA	KeyBanc Capital Markets	Oppenheimer & Co.	Stifel

Prospectus dated                    , 2017.

 APPENDIX II

Prospectus Summary—The Offering

 THE OFFERING

ADSs Offered by Us	45,000,000 ADSs
Public Offering Price	We estimate that the initial public offering price will be between US$10.00 and US$11.00 per ADS.
ADSs Outstanding Immediately After This Offering	45,000,000 ADSs (or 51,750,000 ADSs if the underwriters exercise in full the over-allotment option).
Ordinary Shares Outstanding Immediately After This Offering

369,034,399 ordinary shares, comprising 227,168,452 Class A ordinary shares (or 231,918,452 Class A ordinary shares if the underwriters exercise in full the over-allotment option), 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares, excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plans as of the date of this prospectus.

Over-Allotment Option

We and certain selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 6,750,000 additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

The ADSs	Each ADS represents one Class A ordinary share.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Our ordinary shares will be divided into Class A ordinary shares, Class B ordinary shares and Class C ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, each Class B ordinary share will be entitled to 15 votes, and each Class C ordinary share will be entitled to 30 votes. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible to Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale or transfer of Class B ordinary shares or Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, or upon a change of beneficial ownership of Class B ordinary shares or Class C ordinary shares as a result of which any person who is not an affiliate of the registered shareholder becomes a beneficial owner of such shares, such Class B ordinary shares or Class C ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. For a description of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, see "Description of Share Capital."

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$447.3 million from this offering, or approximately US$495.1 million if the underwriters exercise in full their option to purchase additional ADSs, assuming an initial public offering price of US$10.50 per ADS, the mid-point of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We plan to use the net proceeds we will receive from this offering for general corporate purposes in line with our strategies. See "Use of Proceeds" for more information.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.
Risk Factors

See "Risk Factors" and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, business associates and related persons through a directed share program. We do not know if these persons will choose to purchase all or a portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

Listing	We have applied to list our ADSs on the New York Stock Exchange.
Proposed Trading Symbol	BSTI
Depositary	Citibank, N.A.
Lock-up

We, our directors and executive officers, the selling shareholders, and certain other securityholders have agreed to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions. Any ADSs purchased by Alibaba Investment Limited in this offering will not be subject to the foregoing lock-up restrictions. See "Shares Eligible for Future Sale" and "Underwriting."

 APPENDIX III

Use of Proceeds

 USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately US$447.3 million from this offering or approximately US$495.1 million if the underwriters exercise in full their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$10.50 per ADS (the mid-point of the estimated range of initial public offering price shown on the front cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$43.1 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus and no exercise by the underwriters of their right to purchase additional ADSs.

        We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital.

        We plan to use the net proceeds we will receive from this offering as follows:

  •
  up to approximately US$65.0 million for continued investments in our technology infrastructure and development of additional services and solutions;

  •
  up to approximately US$200.0 million for further expansion of our integrated logistics and supply chain service network and BEST Store+ network; and

  •
  the balance for general corporate purposes, including the acquisition of, or investment in, technologies, solutions or businesses that complement our existing business, although we have no present commitments or agreements to enter into any acquisitions or investments.

        The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans, estimates and business conditions. Our management will however have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

        To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

 APPENDIX IV

Capitalization

 CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2017 presented on:

  •
  an actual basis;

  •
  a pro forma basis to reflect the automatic conversion of all our outstanding preference shares into 264,034,399 ordinary shares and the re-designation of all of our ordinary shares into 182,168,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares immediately prior to the completion of this offering on a one-for-one basis as determined by the company's existing shareholders in connection with their approval of our ninth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering; and

  •
  a pro forma as adjusted basis to reflect (i) the automatic conversion of all our outstanding preference shares into 264,034,399 ordinary shares and the re-designation of all of our ordinary shares into 182,168,452 Class A ordinary shares, 94,075,249 Class B ordinary shares and 47,790,698 Class C ordinary shares immediately prior to the completion of this offering on a one-for-one basis as determined by the company's existing shareholders in connection with their approval of our ninth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering and (ii) the issuance and sale of the Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$10.50 per ADS, the mid-point of the estimated range of initial public offering price shown on the front cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option.

        The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus:

	As of June 30, 2017
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Redeemable convertible preferred shares	15,842,210	2,336,851	—	—	—	—
Shareholders' (deficit)/equity:
Ordinary shares	4,116	607	—	—	—	—
Class A ordinary shares	—	—	12,352	1,822	15,403	2,272
Class B ordinary shares	—	—	6,373	940	6,373	940
Class C ordinary shares	—	—	3,278	484	3,278	484
Additional paid-in capital	—	—	15,824,323	2,334,212	18,863,424	2,782,503
Accumulated deficit	(14,282,135)	(2,106,727)	(14,282,135)	(2,106,727)	(14,282,135)	(2,106,727)
Accumulated other comprehensive income	91,285	13,465	91,285	13,465	91,285	13,465

BEST Inc. shareholders' (deficit)/equity	(14,186,734)	(2,092,655)	1,655,476	244,196	4,697,628	692,937
Non-controlling interests	90,860	13,403	90,860	13,403	90,860	13,403

Total shareholders' (deficit)/equity	(14,095,874)	(2,079,252)	1,746,336	257,599	4,788,488	706,340
Total capitalization	1,746,336	257,599	1,746,336	257,599	4,788,488	706,340

 APPENDIX V

Dilution

 DILUTION

        If you invest in our ADSs, your investment will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our preferred shares which will automatically convert into our ordinary shares immediately prior to the completion of this offering. Because our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares will have the same dividend and other rights, except for conversion and voting rights, the following discussion is presented on the basis of all of our ordinary shares, including Class A ordinary shares, Class B ordinary shares and Class C ordinary shares.

        Our net tangible book value as of June 30, 2017 was approximately RMB1,175.1 million (US$173.3 million), or RMB19.58 (US$2.89) per ordinary share as of that date, and US$2.89 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to (i) the automatic conversion of all our outstanding preference shares into ordinary shares, and (ii) the issuance and sale by us of 45,000,000 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$10.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us from the price per Class A ordinary share reflected in the offering price per ADS.

        Without taking into account any other changes in net tangible book value after June 30, 2017, other than to give effect to (i) the automatic conversion of all our outstanding preference shares into ordinary shares, and (ii) the issuance and sale by us of 45,000,000 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$10.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2017 would have been US$622.1 million, or US$1.69 per outstanding ordinary share and US$1.69 per ADS. This represents an immediate increase in net tangible book value of US$1.15 per ordinary share and US$1.15 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$8.81 per ordinary share and US$8.81 per ADS to investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per ordinary share		Per ADS
Assumed initial public offering price	US$	10.50	US$	10.50
Actual net tangible book value per share as of June 30, 2017	US$	2.89	US$	2.89
Pro forma net tangible book value per share after giving effect to the automatic conversion of all our outstanding preference shares into ordinary shares	US$	0.54	US$	0.54
Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all our outstanding preference shares into ordinary shares, and (ii) this offering	US$	1.69	US$	1.69
Dilution in net tangible book value per share to new investors in the offering	US$	8.81	US$	8.81

        A US$1.00 increase (decrease) in the assumed public offering price of US$10.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by US$43.1 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.12 per ordinary share and US$0.12 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.88 per ordinary share and US$0.88 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma basis as of June 30, 2017, the differences between existing shareholders, including holders of our preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters:

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share
								Average Price per ADS
	Number	Percent	Amount		Percent
	(in millions of US$, except number of shares and percentages)
Existing shareholders	324,034,399	88%	US$	2,337.5	83%	US$	7.21	US$	7.21
New investors	45,000,000	12%	US$	472.5	17%	US$	10.50	US$	10.50

Total	369,034,399	100%	US$	2,810.0	100%

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

 APPENDIX VI

Principal and Selling Shareholders

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to beneficial ownership of our ordinary shares by:

  •
  each of our directors and executive officers;

  •
  our directors and executive officers as a group;

  •
  each person known to us to own beneficially 5.0% or more of our ordinary shares; and

  •
  each selling shareholder.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

        The calculations in the table below assume there are 324,034,399 ordinary shares outstanding immediately prior to the completion of this offering, comprising (i) 182,168,452 Class A ordinary shares, including 12,209,302 Class A ordinary shares to be re-designated from 12,209,302 ordinary shares and 169,959,150 Class A ordinary shares to be converted and re-designated from 169,959,150 preferred shares immediately prior to the completion of this offering, (ii) 94,075,249 Class B ordinary shares to be converted and re-designated from 94,075,249 preferred shares immediately prior to the completion of this offering and (iii) 47,790,698 Class C ordinary shares to be re-designated from 47,790,698 ordinary shares immediately prior to the completion of this offering, and reflect the issuance by us of 45,000,000 Class A ordinary shares pursuant to this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

        Alibaba Investment Limited, one of our principal shareholders which beneficially owned 23.4% of our total ordinary shares outstanding on an as-converted basis prior to this offering, has indicated an interest in purchasing up to US$150.0 million of our ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Alibaba Investment Limited. Accordingly, the figures in the table below do not reflect the possible purchase of ADSs in this offering by Alibaba Investment Limited. The number of ADSs available for sale to the general public will be reduced to the extent that Alibaba Investment Limited or its affiliates purchase our ADSs. If Alibaba Investment Limited were to be allocated such amount in full, assuming an initial public offering price of US$10.50 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, its voting power would be approximately 0.5% greater upon completion of this offering.

			Ordinary Shares being Sold in This Offering
					Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering										% of Voting Power After this Offering****
			Class A		Class A		Class B		Class C
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Directors and Executive Officers***:
Shao-Ning Johnny Chou	47,790,698	14.7	—	—	—	—	—	—	47,790,698	100.0	46.7
Wenhong Tong	—	—	—	—	—	—	—	—	—	—	—
Jun Chen	—	—	—	—	—	—	—	—	—	—	—
Mark Qiu	—	—	—	—	—	—	—	—	—	—	—
Chiu-Chin Yang†	—	—	—	—	—	—	—	—	—	—	—
Shijia Yang†	—	—	—	—	—	—	—	—	—	—	—
Yinghao Zhang†	—	—	—	—	—	—	—	—	—	—	—
Weifeng Wang†	—	—	—	—	—	—	—	—	—	—	—
Mangli Zhang†	*	*	—	—	*	*	—	—	—	—	**
George Chow††	6,027,907	1.9	—	—	6,027,907	2.7	—	—	—	—	**
Quan Hao††	—	—	—	—	—	—	—	—	—	—	—
Wenbiao Li††	—	—	—	—	—	—	—	—	—	—	—
Lei Guo	*	*	—	—	*	*	—	—	—	—	**
Shaohua Zhou	*	*	—	—	*	*	—	—	—	—	**
Jun Zhou	*	*	—	—	*	*	—	—	—	—	**
Bo Liu	*	*	—	—	*	*	—	—	—	—	**
Jian Zhou	*	*	—	—	*	*	—	—	—	—	**
Yanbing Zhang	*	*	—	—	*	*	—	—	—	—	**
Jimei Liu	*	*	—	—	*	*	—	—	—	—	**
Directors and Executive officers as a Group	58,472,022	17.8	—	—	10,681,324	4.6	—	—	47,790,698	100.0	47.0
Principal and/or Selling Shareholders:
Alibaba Investment Limited(1)	75,831,692	23.4	—	—	—	—	75,831,692	80.6	—	—	37.0
Shao-Ning Johnny Chou	47,790,698	14.7	—	—	—	—	—	—	46,790,698	100.0	46.7
CR Entities(A)(2)	36,589,651	11.3	—	—	36,589,651	16.1	—	—	—	—	1.2
IDG-Accel China Capital(3)	20,200,522	6.2	—	—	20,200,522	8.9	—	—	—	—	**
Cainiao Smart Logistics Investment Limited(4)	18,243,557	5.6	—	—	—	—	18,243,557	19.4	—	—	8.9
Shanghai Guangshi Investments Center(5)	15,479,382	4.8	—	—	15,479,382	6.8	—	—	—	—	**
Shaohan Joe Chou(A)(6)	5,081,395	1.6	—	—	5,081,395	2.2	—	—	—	—	**
CDH Hercules Limited(A)(7)	4,919,865	1.5	—	—	4,919,865	2.2	—	—	—	—	**
Hina Group(A)(8)	3,907,378	1.2	—	—	3,907,378	1.7	—	—	—	—	**
Hongkong Jiashi International Group Limited(A)(9)	1,565,218	0.5	—	—	1,565,218	0.7	—	—	—	—	**

*
Beneficially owns less than 1% of our total ordinary shares outstanding on an as-converted basis.

**
Will hold less than 1% of voting power of our total ordinary shares outstanding after this offering.

(A)
The selling shareholders, Florence Star Worldwide Limited, Shaohan Joe Chou, CDH Hercules Limited, Hina Group and Hongkong Jiashi International Group Limited, have granted to the underwriters an option to purchase up to an aggregate of 2,000,000 additional ADSs to cover over-allotments.

***
The business address for our directors and executive officers is 2nd Floor, Block A, Huaxing Modern Industry Park, No. 18 Tangmiao Road, Xihu District, Hangzhou, Zhejiang Province 310013, People's Republic of China.

†
Expected to cease to be a director immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

††
Expected to become a director immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

****
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, each Class B ordinary share will be entitled to 15 votes, and each Class C ordinary share will be entitled to 30 votes. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares, Class B ordinary shares are not convertible to Class C ordinary shares, and Class C ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)
Represents (i) 15,000,000 Class B ordinary shares to be re-designated from ordinary shares issuable upon conversion of 15,000,000 Series A preferred shares, (ii) 1,043,478 Class B ordinary shares to be re-designated from ordinary shares issuable upon conversion of 1,043,478 Series C preferred shares, (iii) 3,107,773 Class B ordinary shares to be re-designated from ordinary shares issuable upon conversion of 3,107,773 Series E preferred shares, (iv) 25,000,000 Class B ordinary shares to be re-designated from ordinary shares issuable upon conversion of 25,000,000 Series F-1 preferred shares, and (v) 31,680,441 Class B ordinary shares to be re-designated from ordinary shares issuable upon conversion of 31,680,441 Series F-2 preferred shares that are held by Alibaba Investment Limited, a limited liability company established in the British Virgin Islands. Alibaba Investment Limited is wholly owned by Alibaba Group Holding Limited, which is a public company listed on the New York Stock Exchange. The registered address of Alibaba Investment Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 28,820,219 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 28,820,219 Series D preferred shares held by Florence Star Worldwide Limited, and (ii) 7,769,432 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 7,769,432 Series E preferred shares held by Brackenhill Tower Limited. Florence Star Worldwide Limited and Brackenhill Tower Limited are collectively referred to as the CR Entities. Each of Florence Star Worldwide Limited and Brackenhill Tower Limited is a limited liability company established in the British Virgin Islands, and each of them has its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The CR Entities are special purpose vehicles of both China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., or the China Harvest Funds. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of the CR Entities are exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP. Mark Qiu is a member of such board of directors and disclaims beneficial ownership in the aforesaid shares except to the extent of his pecuniary interest therein through his partnership interest in the China Harvest Funds.

(3)
Represents (i) 19,337,960 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 19,337,960 Series E preferred shares held by IDG-Accel China Capital II L.P., a limited partnership established in the Cayman Islands, and (ii) 862,562 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 862,562 Series E preferred shares held by IDG-Accel China Capital II Investors L.P., a limited partnership established in the Cayman Islands. IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. are under the common control of Mr. Quan Zhou and Mr. Chi Sing Ho who, directly or indirectly, hold voting and investment power for both entities. IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. are collectively referred to as IDG-Accel China Capital. The registered address of each of IDG-Accel China Capital II L.P. and IDG-Accel China Capital II Investors L.P. is Intertrust Corporate Services (Cayman) Limited, PO Box 190, Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

(4)
Represents 18,243,557 Class B ordinary shares to be re-designated from ordinary shares issuable upon conversion of 18,243,557 Series G-2 preferred shares held by Cainiao Smart Logistics Investment Limited, a limited liability company established in the British Virgin Islands. Cainiao Smart Logistics Investment Limited is wholly owned by Cainiao Smart Logistics Network Limited, a company incorporated under the laws of the Cayman Islands. While Alibaba Group Holding Limited, a public company listed on the New York Stock Exchange, owned an approximately 47% equity interest in Cainiao Smart Logistics Network Limited as of March 31, 2017, Cainiao Smart Logistics Network Limited is not controlled by any person or persons that constitute a "group." The registered address of Cainiao Smart Logistics Investment Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(5)
Represents 15,479,382 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 15,479,382 Series G-1 preferred shares that are held by Shanghai Guangshi Investments Center, a limited partnership incorporated in the People's Republic of China. The voting powers and investment powers of Shanghai Guangshi Investments Center are exercised by its general partner, Everbright Financial Holding (Tianjin) Property Investment Fund Management Co., Ltd. Everbright Financial Holding (Tianjin) Property Investment Fund Management Co., Ltd. is controlled directly by Everbright Financial Holding Investment Holding Co., Ltd., and indirectly by Everbright Financial Holding Asset Management Co., Ltd., a shareholder of Everbright Financial Holding Investment Holding Co., Ltd. Everbright Financial Holding Asset Management Co., Ltd. is a state-owned enterprise, ultimately managed by the State Council of the People's Republic of China. The registered address of Shanghai Guangshi Investments Center is Room 1089, Level 1, Building 1, No. 146 Fute East Road, Shanghai Free Trade Zone, People's Republic of China. The principal business address of Everbright Financial Holding Asset Management Co., Ltd. is China Everbright Center, No. 25 Taipingqiao Dajie, Xicheng District, Beijing 100033, People's Republic of China.

(6)
Represents 5,081,395 Class A ordinary shares to be re-designated from 5,081,395 ordinary shares that are held by Mr. Shaohan Joe Chou. The address of Mr. Chou is 9 Hawkes Court, Bridgewater, NJ 08807, United States of America.

(7)
Represents 4,919,865 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 4,919,865 Series B preferred shares that are held by CDH Hercules Limited, a British Virgin Islands business company. CDH Venture Partners II, L.P., an exempted limited liability partnership incorporated in the Cayman Islands is the sole shareholder of CDH Hercules Limited. The general partner of CDH Venture Partners II, L.P. is CDH Venture GP II Company Limited, an exempted limited liability company incorporated in the Cayman Islands. The voting and investment power of shares held by CDH Hercules Limited is exercised by the investment committee of CDH Venture GP II Company Limited, which consists of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu. Each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu disclaims beneficial ownership of the shares held by CDH Hercules Limited except to the extent of their pecuniary interests therein. The registered address of CDH Hercules Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(8)
Represents (i) 3,130,435 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 3,130,435 Series C preferred shares and (ii) 776,943 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 776,943 Series E preferred shares that are held by Hina Group Fund, L.P., a limited partnership incorporated in the Cayman Islands. The voting powers and investment powers of Hina Group Fund, L.P. are exercised by its general partner, Hina Group Holdings, and by the investment committee of Hina Group Holdings, which consists of Hong Chen and Eric Clow. Each of Hong Chen and Eric Clow disclaims beneficial ownership of the shares held by Hina Group Fund, L.P. except to the extent of their pecuniary interests therein. The registered address of Hina Group Fund, L.P. is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(9)
Represents 1,565,218 Class A ordinary shares to be re-designated from ordinary shares issuable upon conversion of 1,565,218 Series C preferred shares that are held by Hongkong Jiashi International Group Limited, a limited liability company incorporated in the British Virgin Islands. The voting powers and investment powers of Hongkong Jiashi International Group Limited are exercised by its two shareholders, Rongda Xu and Robert Zhu. The registered address of Hongkong Jiashi International Group Limited is c/o AMS Trustees Limited, Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, British Virgin Islands.

        As of June 30, 2017, 15,215,449 of our outstanding ordinary shares were held by shareholders of record in the U.S. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

        Each selling shareholder named above acquired its shares in offerings that were exempted from registration under the Securities Act of 1933, as amended, or the Securities Act, because such offerings involved either private placements or offshore sales to non-U.S. persons.

Historical Changes in Our Shareholding

        See "Description of Share Capital—History of Securities Issuances" for historical changes in our shareholding.

QuickLinks

  Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-218959 September 19, 2017
Updated Sections

APPENDIX I Front Cover
APPENDIX II Prospectus Summary—The Offering
THE OFFERING
APPENDIX III Use of Proceeds
USE OF PROCEEDS
APPENDIX IV Capitalization
CAPITALIZATION
APPENDIX V Dilution
DILUTION
APPENDIX VI Principal and Selling Shareholders
PRINCIPAL AND SELLING SHAREHOLDERS